Form Type 1-A-W
File Date: 2020-12-04

LIFE ON EARTH, INC.

575 Lexington Ave, 4th Floor
New York, NY  10022
(646) 884-9897

December 4, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for Withdrawal of Offering Statement on Form 1-A; File No. 024-11265

Ladies and Gentlemen:

Life on Earth, Inc., a Delaware corporation, (the "Corporation") hereby applies for the Commission's consent to withdraw its offering circular dated July 10, 2020, initially filed with the Securities and Exchange Commission on July 10, 2020. The Corporation has decided not to await the offering circular to be qualified and none of the securities to which it relates were sold.

The Corporation makes this request due to a change in underlying business conditions that render this particular offering unnecessary at this time.

If you have any questions in connection with this request, please contact the Corporation at (646) 844-9897.

Life on Earth, Inc.

/s/ Fernando Leonzo
_____________________
Fernando Leonzo
Chief Executive Officer, and Chairman of the Board